FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For March 13, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X                     Form 40-F
                             ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                             No X
                       ---                            ---

                               INDEX TO EXHIBITS

Item
----
1.   AerCo Limited Monthly Report to Noteholders for March 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 13, 2002




                                             AERCO LIMITED


                                              By: /s/ Patrick J. Dalton
                                                  ------------------------------
                                                  Name: Patrick J. Dalton
                                                  Title:   Attorney-in-Fact

                                                                                               Item 1

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Month                             March-02
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Mar-02
Current Calculation Date          11-Mar-02
Previous Payment Date             15-Feb-02
Previous Calculation Date         11-Feb-02
=====================================================================================================

1. Account Activity Summary between Calculation Dates
-----------------------------------------------------------------------------------------------------
                                       Prior          Deposits       Withdrawals       Balance on
                                      Balance                                       Calculation Date
                                     11-Feb-02                                          11-Mar-02
-----------------------------------------------------------------------------------------------------
Expense Account                       3,865,069.16    5,453,499.74    (5,402,781.42)     3,915,787.48
Collection Account                   99,089,355.80   15,308,156.46   (14,069,703.80)   100,327,808.46
Aircraft Purchase Account                        -               -                -                 -
-----------------------------------------------------------------------------------------------------
 - Liquidity Reserve cash balance    85,019,652.00      110,000.00                -     85,151,652.00
-----------------------------------------------------------------------------------------------------
Total                               102,954,424.96   20,761,656.20   (19,472,485.22)   104,243,595.94
-----------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
-----------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             3,865,069.16
Transfer from Collection Account on previous Payment Date                                5,449,633.25
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                              3,866.49
Balance on current Calculation Date
 - Payments on previous payment date                                                    (5,019,085.76)
 - Interim payments                                                                       (383,695.66)
 - Other
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      3,915,787.48
-----------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            99,089,355.80
Collections during period                                                               15,308,156.46
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (1,634,927.84)
 - Permitted Aircraft Modifications                                                                 -
Net Swap payments on previous Payment Date                                              (3,814,705.41)
Aggregate Note Payments on previous Payment Date                                        (8,620,070.55)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                    100,327,808.46
-----------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    20,151,652.00
                                                                                    -----------------
 Liquidity Reserve Amount                                                               85,151,652.00
                                                                                    -----------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

=====================================================================================================


                                             Page 1 of 4




                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Mar-02
Current Calculation Date               11-Mar-02
Previous Payment Date                  15-Feb-02
Previous Calculation Date              11-Feb-02
===============================================================================================================
Balance in Collection and Expense Account                                                        104,243,595.94
Liquidity Reserve Amount                                                                         (85,151,652.00)
                                                                                              -----------------
Available Collections                                                                             19,091,943.94
                                                                                              =================

4. Analysis of Collection Account Activity (Continued)
---------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         6,700,000.00
(II) a)      Class A Interest but excluding Step-up                                                1,534,045.08
     b)      Swap Payments other than subordinated swap payments                                   3,425,216.24
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        285,556.65
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                        441,871.12
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,151,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             540,002.73
(xiv)        Class C Scheduled principal                                                             344,728.15
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        5,112,190.63
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              -----------------
             Total Payments with respect to Payment Date                                         104,243,595.94
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,151,652.00
                                                                                              -----------------
                                                                                                  19,091,943.94
                                                                                              =================


===============================================================================================================



                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date              15-Mar-02
Current Calculation Date          11-Mar-02
Previous Payment Date             15-Feb-02
Previous Calculation Date         11-Feb-02
================================================================================

5. Payments on the Notes by Subclass
--------------------------------------------------------------------------------------------
                                   Subclass     Subclass        Subclass          Total
Floating Rate Notes                   A-2         A-3             A-4            Class A
--------------------------------------------------------------------------------------------
Applicable LIBOR                     1.84750%        1.84750%        1.84750%
Applicable Margin                     0.3200%         0.4600%         0.5200%
Applicable Interest Rate             2.16750%        2.30750%        2.36750%
Day Count                            Act/360         Act/360         Act/360
Actual Number of Days                     28              28              28
Interest Amount Payable           233,814.82    1,014,018.06      286,212.21
Step-up Interest Amount Payable         NA           NA              NA
--------------------------------------------------------------------------------------------
Total Interest Paid               233,814.82    1,014,018.06      286,212.21    1,534,045.08
--------------------------------------------------------------------------------------------
Expected Final Payment Date        15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date           17-Aug-98       15-Feb-06       15-Aug-00
--------------------------------------------------------------------------------------- ----
Original Balance              290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal
  Balance                     138,693,910.56    5,000,000.00  155,432,788.06  859,126,698.44
--------------------------------------------------------------------------------------------
Extended Pool Factors                  63.63%         100.00%          89.42%
Pool Factors                           52.56%         100.00%          77.87%
--------------------------------------------------------------------------------------------
Minimum Principal Payment                  -               -               -               -
Scheduled Principal Payment                -               -               -               -
Supplemental Principal Payment  2,410,626.83               -    2,701,563.81    5,112,190.63
--------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                        2,410,626.83               -    2,701,563.81    5,112,190.63
--------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                            -
- amount allocable to premium
--------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                     136,283,283.55  565,000,000.00  152,731,224.25  854,014,507.81
--------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass (continued)
--------------------------------------------------------------------------------------------------------------------------
                                 Subclass       Subclass          Total         Subclass       Subclass        Total
Floating Rate Notes                 B-1            B-2           Class B           C-1           C-2          Class C
--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                     1.84750%        1.84750%                       1.84750%    1.84750%
Applicable Margin                     0.6000%         1.0500%                        1.3500%     2.0500%
Applicable Interest Rate             2.44750%        2.89750%                       3.19750%    3.89750%
Day Count                            Act/360         Act/360                        Act/360     Act/360
Actual Number of Days                     28              28                             28          28
Interest Amount Payable           126,025.54      159,531.11                     203,742.98  238,128.15
Step-up Interest Amount Payable       NA              NA                             NA          NA
--------------------------------------------------------------------------------------------------------------------------
Total Interest Paid               126,025.54      159,531.11      285,556.65     203,742.98     238,128.15      441,871.12
--------------------------------------------------------------------------------------------------------------------------
Expected Final Payment Date        15-Jul-13       15-Jun-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date           17-Aug-98       15-Aug-00                      17-Aug-98      15-Aug-00
--------------------------------------------------------------------------------------------------------------------------
Original Balance               85,000,000.00   80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal
  Balance                      66,203,408.21   70,789,102.12  136,992,510.33  81,925,022.09  78,554,139.64  160,479,161.73
--------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                  87.35%          99.76%                         99.35%         99.61%
Pool Factors                           81.16%          98.66%                         96.02%         97.86%
--------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                  -               -               -              -              -               -
Scheduled Principal Payment       260,963.33      279,039.40      540,002.73     184,937.24     159,790.91      344,728.15
Supplemental Principal Payment             -               -               -              -              -               -
--------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                          260,963.33      279,039.40      540,002.73     184,937.24     159,790.91      344,728.15
--------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                         -              -
- amount allocable to principal                                                           -              -
- amount allocable to premium                                                             -              -
--------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                      65,942,444.88   70,510,062.72  136,452,507.60  81,740,084.85  78,394,348.73  160,134,433.58
-------------------------------------------------------------- -----------------------------------------------------------
--------------------------------------------

Fixed Rate Notes                      D-2
--------------------------------------------
Applicable Interest Rate             8.50000%
Day count                           30 / 360
Number of Days                            30
Interest Amount Payable           708,333.33
--------------------------------------------
Total Interest Paid               708,333.33
---------------------------------------------
Expected Final Payment Date        15-Mar-14
Excess Amortisation Date           15-Jul-10
--------------------------------------------
Original Balance              100,000,000.00
Opening Outstanding Principal
  Balance                     100,000,000.00
--------------------------------------------
Extended Pool Factors                 100.00%
Expected Pool Factors                 100.00%
--------------------------------------------
Extended Amount                            -
Expected Pool Factor Amount                -
Surplus Amortisation
--------------------------------------------
Total Principal Distribution Amount        -
--------------------------------------------
Redemption Amount                          -
- amount allocable to principal            -
                                  ----------
- amount allocable to premium              -
--------------------------------------------
Closing Outstanding Principal
  Balance                     100,000,000.00
--------------------------------------------



                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date             15-Mar-02
Current Calculation Date         11-Mar-02
Previous Payment Date            15-Feb-02
Previous Calculation Date        11-Feb-02
================================================================================

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Mar-02
End of Interest Accrual Period   15-Apr-02
Reference Date                   11-Apr-02

-----------------------------------------------------------------------------------------------------------------------------------

                                       A-2            A-3            A-4           B-1           B-2           C-1           C-2
-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                     1.90000%       1.90000%       1.90000%      1.90000%      1.90000%      1.90000%      1.90000%
Applicable Margin                     0.3200%        0.4600%        0.5200%       0.6000%       1.0500%       1.3500%       2.0500%
Applicable Interest Rate              2.2200%        2.3600%        2.4200%       2.5000%       2.9500%       3.2500%       3.9500%
-----------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------
Fixed Rate Notes                    D-1
--------------------------------------------
Actual Pool Factor                    100.00%
--------------------------------------------
-------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
-----------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes               A-2            A-3            A-4           B-1           B-2           C-1            C-2
-----------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal
  Balance                         138,693.91     565,000.00     155,432.79     66,203.41     70,789.10     81,925.02     78,554.14
Total Principal Payments            2,410.63              -       2,701.56        260.96        279.04        184.94        159.79
Closing Outstanding Principal
  Balance                         136,283.28     565,000.00     152,731.22     65,942.44     70,510.06     81,740.08     78,394.35

Total Interest                        233.81       1,014.02         286.21        126.03        159.53        203.74        238.13
Total Premium                         0.0000%        0.0000%        0.0000%       0.0000%       0.0000%       0.0000%       0.0000%
-----------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------

(b) Fixed Rate Notes                D-2
--------------------------------------------
Opening Outstanding Principal
  Balance                         100,000.00
Total Principal Payments                   -
Closing Outstanding Principal Bal
  ancd                            100,000.00

Total Interest                        708.33
Total Premium                             -

--------------------------------------------
====================================================================================================================================


                                                  Page 4 of 4

Aerco Portfolio Analysis at March 15, 2002

                                                                                                                           % of Air-
                                                                                                   Appraised    % of Air-  craft by
                                                                 Engine                Date of     Value at     craft by   Appraised
                                                    Aircraft     Configer-    Serial   Maufacture/ February 19, Appraised  Value in
No.    Region        Country      Lessee              Type       ation        Number   Conversion  2002 (US$m)  Value      Region
------------------------------------------------------------------------------------------------------------------------------------
  1.   Asia          China        China Xinjiang     B757-200    RB211-535E4   26153      Aug-92      34,663       2.7%
  2.   (Emerging)    China        China Southern     B737-300    CFM56-3C1     26068      Jun-92      20,977       1.6%
  3.                 China        China Southern     B737-300    CFM56-3C1     25604      Jan-93      20,760       1.6%
  4.                 China        Xiamen Airlines    B737-500    CFM56-3C1     27153      Aug-93      19,260       1.5%
  5.                 China        Xiamen Airlines    B737-500    CFM56-3C1     27155      Mar-93      19,657       1.5%
  6.                 India        Indian Airlines    A300B4-200  CF6-50C2        240      May-83       8,137       0.6%
  7.                 Indonesia    Mandala Airlines   B737-400    CFM56-3C1     23868      Oct-88      20,047       1.5%
  8.                 Philippines  PAL                B737-300    CFM56-3B1     24465      Aug-89      18,130       1.4%
  9.                 Philippines  PAL                B737-300    CFM56-3B1     24677      Mar-90      18,733       1.4%
 10.                 Philippines  PAL                B737-400    CFM56-3C1     25594      May-92      23,340       1.8%
 11.                 South Korea  Asiana             B737-400    CFM56-3C1     25764      Jun-92      22,570       1.7%
 12.                 South Korea  Asiana             B737-400    CFM56-3C1     25765      Jul-92      22,830       1.8%
 13.                 South Korea  Asiana             B737-500    CFM56-3C1     25768      May-95      20,683       1.6%
 14.                 Taiwan       FEAT               MD83        JT8D-219      49952      Dec-91      17,760       1.4%
Sub-total                                                                                                                      22.1%
 15.   Europe        Italy        Volare Spa         A320-200    CFM5-5A1         85      Feb-90      23,280       1.8%
 16.   (Developed)   Italy        Blue Panorama      B737-400    CFM56-3C1     24901      May-90      22,220       1.7%
 17.                 Italy        Blue Panorama      B737-400    CFM56-3C1     27074      Apr-92      23,480       1.8%
 18.                 Spain        Spanair            B767-300ER  PW4060        24999      Feb-91      48,230       3.7%
 19.                 Spain        Spanair            MD83        JT8D-219      49627      Apr-89      14,810       1.1%
 20.                 Spain        Spanair            MD83        JT8D-219      49790      Oct-89      15,410       1.2%
 21.                 Spain        Spanair            MD-82       JT8D-217C     49570      Feb-88      13,437       1.0%
 22.                 UK           Air 2000           B757-200    RB211-535E4   26158      Feb-93      37,237       2.9%
 23.                 UK           Airtours           A320-200    CFM56-5A3       299      Apr-92      25,387       2.0%
 24.                 UK           Airtours           A320-200    V2500-A1        362      Nov-92      24,600       1.9%
 25.                 UK           British Midland    A320-200    V2527-A5        934      Jan-99      37,273       2.9%
 26.                 UK           British Midland    A321-200    V2533-A5       1207      Apr-00      48,767       3.7%
 27.                 UK           Monarch            A320-200    CFM56-5A3       391      Feb-93      26,650       2.0%
 28.                 UK           British Airways    B737-500    CFM56-3C1     25789      Feb-92      19,583       1.5%
 29.                 UK           British Airways    B737-300    CFM56-3C1     24908      Mar-91      20,420       1.6%
 30.                 UK           JMC Airlines       A320-200    V2500-A1        354      Oct-92      25,230       1.9%
 31.                 UK           JMC Airlines       A320-200    V2500-A1        411      Mar-93      27,180       2.1%
 32.                 Belgium      Virgin Express     B737-400    CFM56-3C1     24270      May-89      20,190       1.6%
 33.                 Belgium      Virgin Express(2)  B737-400    CFM56-3C1     24271      Jun-89      20,123       1.5%
 34.                 Belgium      Virgin Express     B737-300    CFM56-3B2     25041      Mar-91      20,387       1.6%
 35.                 Finland      Finnair            MD-82       JT8D-219      49905      Oct-90      15,680       1.2%
 36.                 Finland      Finnair            MD-82       JT8D-219      53245      Apr-92      16,037       1.2%
 37.                 France       Europe Airpost     B737-300QC  CFM56-3B2     24021      Nov-88      19,320       1.5%
 38.                 Norway       Braathens SAFE     B737-500    CFM56-3C1     24651      Apr-90      17,790       1.4%
Sub-total                                                                                                                      44.8%




                                                                                                                           % of Air-
                                                                                                   Appraised    % of Air-  craft by
                                                                 Engine                Date of     Value at     craft by   Appraised
                                                    Aircraft     Configer-    Serial   Maufacture/ February 19, Appraised  Value in
No.    Region        Country      Lessee              Type       ation        Number   Conversion  2002 (US$m)  Value      Region
------------------------------------------------------------------------------------------------------------------------------------
 39.   Europe        Hungary      Malev              B737-300    CFM56-3C1     24909      Apr-91      19,500       1.5%
 42.   (emerging)    Hungary      Malev              B737-400    CFM56-3C1     24904      Feb-91      23,107       1.8%
 40.                 Turkey       Pegasus            B737-400    CFM56-3C1     23979      Jan-89      19,913       1.5%
 41.                 Turkey       Pegasus            B737-400    CFM56-3C1     24685      May-90      21,707       1.7%
 43.                 Turkey       THY                B737-400    CFM56-3C1     26066      Jun-92      23,077       1.8%
Sub-total                                                                                                          8.2%
 44.   Latin America Brazil       TAM                Fokker 100  TAY650-15     11341      Aug-91       9,963       0.8%
 45.   (Emerging)    Brazil       TAM                Fokker 100  TAY650-15     11350      Apr-92      10,337       0.8%
 46.                 Brazil       TAM                Fokker 100  TAY650-15     11351      Sep-91       9,650       0.7%
 47.                 Brazil       TAM                Fokker 100  TAY650-15     11320      Apr-91       9,237       0.7%
 48.                 Brazil       TAM                Fokker 100  TAY650-15     11322      Jun-91       8,723       0.7%
 49.                 Brazil       Nordeste           B737-500    CFM56-3C1     26067      Jun-92      18,843       1.4%
 50.                 Brazil       Varig              B737-300    CFM56-3C1     24834      Jun-90      18,690       1.4%
 51.                 Chile        AILL (1)           DC8-71F     CFM56-2C1     46040      Mar-91      11,543       0.9%
 52.                 Columbia     Avianca            B757-200    RB211-535E4   26152      Aug-92      33,750       2.6%
Sub-total                                                                                                                      10.0%
 53.   North America Canada       Air Canada         A320-200    CFM56-5A1       403      Dec-93      28,333       2.2%
 54.   (Devoloped)   Canada       Air Canada         B767-300ER  PW4060        24947      Mar-91      49,027       3.8%
 55.                 USA          BAX Global         DC8-71F     CFM56-2C1     46064      Mar-92       9,413       0.7%
 56.                 USA          Delta              B737-300    CFM56-3B1     23345      Jul-85      13,110       1.0%
 57.                 USA          Vanguard Airlines
                                    Inc.             IMD-82      JT8D-219      49931      Aug-90      16,177       1.2%
 58.                 USA          Vanguard Airlines
                                    Inc.             IMD-82      JT8D-219      49932      Sep-90      16,240       1.2%
 59.                 USA          Frontier           B737-300    CFM56-3C1     24856      Aug-90      19,407       1.5%
 60.                 USA          Frontier           B737-300    CFM56-3B2     26440      Mar-92      20,847       1.6%
 61.                 USA          Frontier           B737-300    CFM56-3B2     26442      May-92      21,003       1.6%
                                                                                                                               14.9%
Sub-total
                                                                                                   ---------------------------------
       Total                                                                                       1,301,865     100.0%       100.0%
                                                                                                   =================================

  1.   Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile.
  2.   Subleased to Sobelair from Virgin Express.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in AerCo's area of activity and general economic conditions in the countries in which AerCo operates. For a discussion of these and other factors which may have a material impact upon AerCo's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.